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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                         MERIDIAN INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  589644-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               GREGORY M. SHEPARD
                             15 Country Club Place
                          Bloomington, Illinois 61701
                                 (309) 829-1061
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 18, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     589644-10-3
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gregory M. Shepard
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        1,094,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        1,094,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,094,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.1
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.     589644-10-3
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American Union Financial Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        277,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                              0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        277,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           277,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.8
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement amends the statement on Schedule 13D dated August 31, 1998 ("Schedule 13D"), previously filed by Gregory M. Shepard ("Shepard"), and amended by Amendment No. 1 to Schedule 13D dated October 31, 1998, Amendment No. 2 to Schedule 13D dated March 31, 1999 and Amendment No. 3 to Schedule 13D dated May 19, 1999, relating to the common stock, no par value per share (the "Common Stock" or the "Shares") of Meridian Insurance Group, Inc. (the "Company"). The principal executive offices of the Company are located at 2955 North Meridian Street, P.0. Box 1980, Indianapolis, Indiana 46206.

         Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amendment is being jointly filed by Shepard and American Union Financial Corporation ("AUFC"), pursuant to the agreement which is attached to this statement as Exhibit 1. Shepard and AUFC are sometimes collectively referred to herein as the "Reporting Persons."

         This amendment is filed to report AUFC's purchases of Shares on the open market between May 20, 1999 and June 18, 1999. Shepard owns 50% of the common stock of AUFC. The remaining 50% of the common stock is owned by Mr. Tracy M. Shepard, who is Executive Vice President and a director of AUFC, and is the brother of Shepard. The joint filing by the Reporting Persons of this amendment should not be deemed an admission by the Reporting Persons that either of them possesses any voting or investment power over the Shares held by the other. Notwithstanding any connection between the Reporting Persons, at this time each of the Reporting Persons disclaims beneficial ownership of the Shares held by the other.

         Shepard. Shepard's address is 15 Country Club Place, Bloomington, Illinois 61701. His principal occupation is President of AUFC and President of two subsidiaries of AUFC, American Union Insurance Company, an Illinois property and casualty insurance company ("AUIC"), American Union Life Insurance Company, an Illinois life, accident and health insurance company ("AULIC") (collectively, the "AUFC Companies"). Shepard is also a director of AUFC. In addition, Shepard is the Chief Executive Officer of Illinois HealthCare Insurance Company, an Illinois life, accident and health insurance company, with health maintenance organization authority ("Illinois HealthCare"). The AUFC Companies and Illinois HealthCare are located at 303 East Washington Street, Bloomington, Illinois 61701. Shepard is a United States citizen.

         AUFC. AUFC is an Illinois business corporation whose principal business is to serve as a holding company for the insurance company subsidiaries stated above. AUFC's office and principal business address is 303 East Washington Street, Bloomington, Illinois 61701. The directors and executive officers of AUFC are Shepard and Tracy M. Shepard. Tracy M. Shepard's address is 310 West Virginia Avenue, Normal, Illinois 61761. His principal occupation is developing real estate, which he does as President of Country Acres Land Corporation, a real-estate development company located at 303 East Washington Street, Bloomington, Illinois 61701.

         During the last five years, neither Shepard nor AUFC, nor, to the best of their knowledge, any director or officer of AUFC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a proceeding of a judicial or administrative body of competent jurisdiction resulting in them becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


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
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date of this amendment, Shepard owns 1,094,500 Shares. Shepard's purchase, and the source and amount of consideration used therefor, was reported on a Schedule 13D filed with the Securities and Exchange Commission on August 31, 1998. On January 6, 1999, Shepard received 99,500 Shares from the Company as a result of a stock dividend.

         As of the date of this amendment, AUFC owned 277,200 Shares, which it purchased using AUFC general corporate funds. The aggregate price paid by AUFC for these Shares was $4,583,892.

ITEM 4.  PURPOSE OF TRANSACTION.

         AUFC acquired the Shares for the purpose of investment because it believed the Shares represented a favorable investment opportunity. It is evaluating and expects to continue to evaluate the investment potential of the Shares. Depending on various factors, including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, AUFC may in the future take such actions with respect to such holdings in the Company as it deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

         Except as set forth above, AUFC has no present plans or proposals which would result in or relate to any of the transactions described in (a) through
(j) of Item 4 of Schedule 13D. In the future, however, AUFC reserves the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Shepard. On the date of this amendment, the aggregate number of Shares of which Shepard may be deemed the beneficial owner is 1,094,500 (approximately 15.08% of the Shares outstanding), all of which are held by Shepard as an individual. Shepard may be deemed the beneficial owner of the Shares held by AUFC. Shepard disclaims beneficial ownership of the Shares held by AUFC.

         (ii) AUFC. On the date of this statement, the aggregate number of Shares of which AUFC may be deemed the beneficial owner is 277,200 (approximately 3.82% of the Common Stock outstanding), all of which are held by AUFC. AUFC disclaims beneficial ownership of the Shares held by Shepard. Tracy
M. Shepard owns no Shares.

         (b)(i) Shepard. Shepard has sole power to vote and sole power to dispose or direct the disposition of the 1,094,500 Shares he holds as an individual. Shepard does not have shared power to vote or direct the vote or dispose or direct the disposition of any Shares. Shepard disclaims any power to vote or direct the disposition of the Shares held by AUFC.

         (ii) AUFC. AUFC has sole power to vote and sole power to dispose or direct the disposition of the 277,200 Shares held by AUFC. AUFC does not have shared power to vote or shared power to direct the disposition of any Shares. Tracy M. Shepard does not have sole or shared power to vote or direct the disposition of any Shares.

         (c)(i) Shepard. Shepard has not engaged in any transactions in the Shares during the 60 days preceding the date of this amendment.

         (ii) AUFC. Between May 20, 1999 and June 18, 1999, AUFC purchased a total of 277,200 Shares in open market transactions effected on the NASDAQ, at prices ranging from $16.4444 to $16.6875 per share as follows:

       Date                      Shares                   Price ($)
       ----                      ------                   ---------

       May 20, 1999              22,500                   16.4444

       May 20, 1999              23,100                   16.5010

       May 21, 1999                 600                   16.5938

       May 26, 1999               7,000                   16.6250

       June 4, 1999               3,000                   16.5000

      June 11, 1999               1,000                   16.5000

      June 11, 1999               3,600                   16.6750

      June 16, 1999              11,500                   16.6250

      June 18, 1999              27,400                   16.6875


         Tracy M. Shepard has not engaged in any transactions in the Shares during the 60 days preceding the date of this amendment.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed herein as being beneficially owned by each of the Reporting Persons.

         (e) Not applicable.




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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits to this Schedule 13D are required to be filed.















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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                           Gregory M. Shepard
                                           /s/ Gregory M. Shepard
                                           ------------------------------------




                                           American Union Financial Corporation
                                           /s/ Gregory M. Shepard
                                           ------------------------------------
                                           By:  Gregory M. Shepard
                                           Its: President












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